

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2024

Kazusa Aranami
Chief Executive Officer
BloomZ Inc.
Toyo Recording 1F, 4-5-19 Akasaka
Minato-ku, Tokyo 107-0052
Japan

>   **Re: BloomZ Inc.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed December 27, 2023**
>   **File No. 333-275223**

Dear Kazusa Aranami:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

Amendment No.1 to Registration Statement on Form F-1

General

1.   We note your disclosure on the cover page of the selling shareholder prospectus that the sales price of the resale shares will be fixed at the initial public offering price per public offering ordinary share until such time as the shares are listed on Nasdaq, and thereafter the resale shares may be sold at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. However, we note your disclosure that it is a condition to closing of the offering of the resale shares that the ordinary shares qualify for listing on Nasdaq, and the disclosure under "Plan of Distribution" in the resale prospectus that the selling shareholders will not offer for sale the resale shares covered by the resale prospectus at the IPO price until such time as the ordinary shares are listed on Nasdaq. Please revise to clarify whether you disclosure is intended to permit the selling

shareholders to sell prior to the successful listing of your ordinary shares on Nasdaq, and, if so, please explain how this will work given that the closing of the resale offering is contingent upon the ordinary shares qualifying for listing on Nasdaq, and that the selling shareholders will not offer the resale shares until the ordinary shares are listed. If selling shareholders will only sell their shares at market prices following the pricing of the public offering and the listing of the shares on Nasdaq, please make this clear and please include a placeholder for the initial public offering price as well as the most recent trading price and confirm that you will include such information in the Rule 424(b) prospectus filed in connection with this resale offering.

2.   It appears that some of the disclosure in the public offering prospectus is not applicable to the public offering, and should instead be included only in the resale prospectus. For example, the disclosure on the public offering prospectus cover page suggests that the resale shares are being offered and described in the public offering prospectus, as you include the resale shares as part of the definition of "offering" used in that prospectus. In addition, under "About this Prospectus," you state that "[w]e, the Selling Shareholders and the underwriters... have not authorized anyone to make representations other than those contained in this prospectus," when the selling shareholders are not offering any shares under that prospectus. Please advise and revise as necessary.

Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li